SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                TST/IMPRESO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872895-107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                       45 DAYS AFTER END OF CALENDER YEAR
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)             [ ] Rule 13d-1(c)                [X] Rule 13d-1(d)

                              CUSIP NO. 872895-107
                                        ----------
================================================================================

1)   Name and I.R.S. Identification No. of Reporting Person (entities only)
            THE SOROKWASZ IRREVOCABLE TRUST AND MARSHALL D. SOROKWASZ
--------------------------------------------------------------------------------

================================================================================

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
              ------------------------------------------------------------------
     (b)
              ------------------------------------------------------------------

================================================================================

3)    SEC USE ONLY

                    ------------------------------------------------------------
================================================================================

4)    Citizenship or Place of Organization          UNITED STATES
                                                    ----------------------------
================================================================================

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   Sole Voting Power            2,360,950
                                  ----------------------------------------------

6)   Shared Voting Power                  0
                                  ----------------------------------------------

7)   Sole Dispositive Power       2,360,950
                                  ----------------------------------------------

8)   Shared Dispositive Power             0
                                  ----------------------------------------------
================================================================================

9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                MARSHALL SOROKWASZ     2,360,950
--------------------------------------------------------------------------------
                                   THE SOROKWASZ IRREVOCABLE TRUST     2,333,360
================================================================================

10)   Check Box if the Aggregate Amount in Row (9) Excludes        -------------
      Certain Shares.   (See Instructions.)                              X
                                                                   -------------
================================================================================

11)   Percent of Class Represented by Amount in Row (9)                   44.60%
                                                                   -------------

================================================================================

12)   Type of Reporting Person  (See Instructions)         IN, OO
                                                           ---------------------

================================================================================

Item 1(a).       Name of Issuer:                 TST/IMPRESO, INC.
                                                 -------------------------------

Item 1(b).       Address of Issuer's Principal Executive Offices:
                 652 SOUTHWESTERN BLVD., COPPELL, TEXAS 75019
                 ---------------------------------------------------------------

Item 2(a).       Names of Persons Filing:
                 THE SOROKWASZ IRREVOCABLE TRUST (THE "TRUST")
                 ---------------------------------------------------------------
                 AND MARSHALL D. SOROKWASZ
                 ---------------------------------------------------------------

Item 2(b).       Address of Principal Business Office, or,  if none, Residence:
                 THE BUSINESS ADDRESS FOR THE TRUST AND MARSHALL SOROKWASZ
                 ---------------------------------------------------------------
                 IS  652 SOUTHWESTERN BLVD., COPPELL, TX  75019
                 ---------------------------------------------------------------

Item 2(c).       Citizenship:

                 THE TRUST WAS FORMED UNDER THE LAWS OF THE STATE OF TEXAS. MR. SOROKWASZ IS A UNITED STATES CITIZEN.
                 ---------------------------------------------------------------

Item 2(d).       Title of Class of Securities:   COMMON STOCK, $.01 PAR VALUE
                                                 -------------------------------

Item 2(e).       CUSIP Number:                   872895-107
                                                 -------------------------------

Item 3. If this statement if filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:
                                                      --------------------------

                 If this  statement is filed  pursuant to Rule  13d-1(c),  check
this box                                                                     [ ]

Item 4.          Ownership:

                 (a)    Amount  beneficially owned by all reporting persons:
AS OF JAN. 31, 2000, THE TRUST AND MR. SOROKWASZ AS TRUSTEE OF THE TRUST, BENEFICIALLY OWNED 2,333,360 SHARES OF ISSUER'S COMMON STOCK. MR. SOROKWASZ OWNS INDIVIDUALLY 27,590 SHARES OF ISSUER'S COMMON STOCK. THE AMOUNT BENEFICIALLY OWNED BY MR. SOROKWASZ DOES NOT INCLUDE 22,850 SHARES OWNED BY HIS SPOUSE, AS TO WHICH MR. SOROKWASZ DISCLAIMS BENEFICIAL OWNERSHIP.
--------------------------------------------------------------------------------

                 (b)    Percent of class:        44.60%
                                                 ------------------

                 (c)    Number of shares as to which the reporting persons have:

                     (i) sole power to vote
                         or to direct the vote                2,360,950
                                                              ------------------

                    (ii) shared power to vote
                         or to direct the vote                        0
                                                              ------------------

                   (iii) sole power to dispose
                         or to direct the disposition         2,360,950
                                                              ------------------

                    (iv) shared power to dispose
                         or to direct the disposition               0
                                                              ------------------

Item 5.          Ownership of Five Percent or Less of a Class.

                 NOT APPLICABLE
                 ---------------------------------------------------------------

Item 6.          Ownership  of More than  Five  Percent  on  Behalf  of  Another
                 Person.

                 NOT APPLICABLE
                 ---------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 NOT APPLICABLE
                 ---------------------------------------------------------------

Item 8.          Identification and Classification of Members of the Group.

                 NOT APPLICABLE
                 ---------------------------------------------------------------

Item 9.          Notice of Dissolution of Group.

                 NOT APPLICABLE
                 ---------------------------------------------------------------


Item 10.         Certifications.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.


                           Date:       FEBRUARY 14, 2000
                                       -----------------------------------------


                           Signature:  /s/ MARSHALL D. SOROKWASZ
                                       -----------------------------------------
                                           THE SOROKWASZ IRREVOCABLE TRUST
                                           BY ITS TRUSTEE MARSHALL D. SOROKWASZ

                           Signature:  /s/ MARSHALL D. SOROKWASZ
                                       -----------------------------------------
                                           Marshall D. Sorokwasz